Filed pursuant to Rule 433
Registration Number 333-196600
June 10, 2014
PRICING TERM SHEET
WINTRUST FINANCIAL CORPORATION

$140,000,000
5.000% Subordinated Notes Due 2024
The following information supplements the Preliminary Prospectus Supplement, dated June 9, 2014, to the Prospectus dated June 9, 2014, filed pursuant to Rule 424(b)(2) (the “Preliminary Prospectus”). Terms are used in this term sheet with the meanings assigned to them in the Preliminary Prospectus.

Issuer:	Wintrust Financial Corporation

Security:	$140 million aggregate principal amount of 5.000% subordinated notes due 2024 (the “Notes”)

Trade Date:	June 10, 2014

Settlement Date:	June 13, 2014 (T+3)

Maturity Date:	June 13, 2024

Interest Rate:	5.000% per annum

Interest Payment Dates:	13th day of June and December of each year, commencing on December 13th, 2014

Price to Public (Issue Price):	100.00%

Benchmark Treasury:	2.500% due May 15, 2024

Benchmark Yield:	2.644%

Spread to Benchmark Treasury:	T+235.6 basis points

Yield to Maturity:	5.000%

Expected Ratings*:	BBB- (Fitch)

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Net Proceeds (before expenses) to Issuer:	$139,090,000

Sole Book-Running Manager:	RBC Capital Markets, LLC
CUSIP/ISIN:	97650WAF5/US97650WAF59

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer or the Sole Book-Running Manager will arrange to send you the prospectus and prospectus supplement if you request them by calling RBC Capital Markets, LLC toll free at 1-866-375-6829.